Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 8 DATED AUGUST 2, 2021
TO THE OFFERING CIRCULAR DATED JANUARY 4, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated January 4, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on January 5, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

North Charleston Controlled Subsidiary - North Charleston, SC

On July 29, 2021, we directly acquired ownership of a “majority-owned subsidiary” (the “North Charleston Controlled Subsidiary”) for an initial contribution of approximately $2,569,500, which is the initial stated value of our equity interest in a new investment round in the North Charleston Controlled Subsidiary (the “North Charleston Balanced II eREIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the North Charleston Controlled Subsidiary, for an initial contribution of approximately $23,125,500 (the “North Charleston Interval Fund Investment” and, together with the North Charleston Balanced II eREIT Investment, the “North Charleston Investment”). The North Charleston Controlled Subsidiary used the proceeds of the North Charleston Investment to acquire a stabilized garden style multifamily property totaling 276 units located at 1945 Hanahan Rd., North Charleston, SC 29406 (the “North Charleston Property”). The North Charleston Balanced II eREIT Investment was funded with proceeds from our Offering, and the closing of the North Charleston Balanced II eREIT Investment, the North Charleston Interval Fund Investment, and the North Charleston Property occurred concurrently.

The North Charleston Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the North Charleston Balanced II eREIT Investment, we have authority for the management of the North Charleston Controlled Subsidiary, including the North Charleston Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the total purchase price for the North Charleston Property, paid directly by the North Charleston Controlled Subsidiary.

The total purchase price for the North Charleston Property was approximately $54,648,000, an average of approximately $198,000 per unit. We anticipate additional hard costs of approximately $469,000 for rebranding and miscellaneous minor capital expenditures, as well as additional soft costs and financing costs of approximately $1,983,000 bringing the total projected project cost for the North Charleston Property to approximately $57,100,000. To finance the acquisition of the North Charleston Property, a $31,405,000 senior loan with a two (2) year term and an interest rate of LIBOR + 1.65% with two (2) year interest only was secured.

The North Charleston Property was built in 2020 and has a mix of unit types and floorplans, ranging from 711 square foot 1-bedroom to 1,382 square foot 3-bedroom/2-bath apartments. Professional third party property management will be installed to manage the North Charleston Property.

The following table contains underwriting assumptions for the North Charleston Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
North Charleston Property	5.50%	2.35%	2.62%	4.75%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.